SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                      United Pan-Europe Communications N.V.
                      -------------------------------------
                                (Name of Issuer)

              Ordinary Shares A, nominal value Euro 1.00 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   911300 20 0
                                 --------------
                                 (CUSIP Number)

                                Michelle L. Keist
                              UnitedGlobalCom, Inc.
                        4643 S. Ulster Street, Suite 1300
                                Denver, CO 80237
                                 (303) 770-4001
                          -----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2002
                          -----------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP NO.: 913247 50 8               13D                       Page 2 of 8 Pages


1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    UnitedGlobalCom, Inc.  84-1602895
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    0O
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
                    374,748,812 (1)
                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON          374,748,812 (1)
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     374,748,812 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    64.3% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    C0
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP NO.: 913247 50 8               13D                       Page 3 of 8 Pages

     (1)  Includes:

          (a) 118,362,351 Ordinary Shares A Stock the Reporting Person would acquire upon conversion of the Exchangeable Loan,

          (b) 9,088,169 Ordinary Shares A issuable upon conversion of 2,400 shares of the Issuer's Series 1 Convertible Class A Preference Shares ("Preference Shares"),

          (c) 1,165,342 Ordinary Shares A issuable upon exercise of a warrant, and

          (d) the following securities beneficially owned by the Reporting Person's wholly owned subsidiary, UGC Holdings, Inc.("UGC Holdings"): (i) 235,452,209 Ordinary Shares A, (ii) 1,213,898
               Ordinary Shares A issuable upon exercise of a warrant (together with the warrant described above, the "Warrants") held by UGC Holdings, and (iii) 9,466,843 Ordinary Shares A issuable upon conversion of 2,500 Preference Shares.

          See Item 3. Does not include 300 Priority Shares beneficially owned by UGC Holdings. See Item 5.

     (2) Adjusted for the conversion of the Exchangeable Loan and the Preference Shares and the exercise of the Warrants.

CUSIP NO.: 913247 50 8               13D                       Page 4 of 8 Pages


ITEM 1.  SECURITY AND ISSUER.

This Amended Statement on Schedule 13D (this "Statement") relates to the Ordinary Shares A, nominal value euro1.00 per share (the "Ordinary Shares A"), of United Pan-Europe Communications N.V. (the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Statement also relates to (a) Preference Shares and Warrants (and the respective underlying Ordinary Shares A) the Reporting Person has agreed to acquire (see Item 3), and (b) the Ordinary Shares A issuable upon (i) conversion of the Issuer's $1,225,000,000 6% Guaranteed Discount Notes due 2007 (the "Exchangeable Loan"), (ii) exercise of the Warrants, and (iii) conversion of Preference Shares. The Issuer's principal executive offices are located at Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.


ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being filed on behalf of UnitedGlobalCom, Inc., a Delaware corporation formerly known as New UnitedGlobalCom, Inc. The address of the Reporting Person is 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237. The Reporting Person owns directly or indirectly interests in telecommunication companies with operations in Europe, Asia/Pacific Region and Latin America.

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) and the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 30, 2002, the Reporting Person acquired its initial securities in the Issuer as a result of Liberty Media Corporation contributing the Exchangeable Loan and certain other assets to the Reporting Person in exchange for shares of the Reporting Person's Class C common stock. The Exchangeable Loan is exchangeable for Ordinary Shares A of the Issuer upon the election of the holder of the Exchangeable Loan. The contribution of the Exchangeable Loan occurred immediately following a merger between UGC Holdings (formerly known as UnitedGlobalCom, Inc.) and a subsidiary of the Reporting Person pursuant to which UGC Holdings survived the merger as a subsidiary of the Reporting Person. At the time of the merger, the Reporting Person had only 50% of the voting power of UGC Holdings with respect to the election of directors of UGC Holdings and accordingly did not beneficially own the Ordinary Shares A of the issuer that are held by a subsidiary of UGC Holdings. The contribution of the Exchangeable Loan and the merger are more fully described in the Reporting Person's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with the Securities and Exchange Commission on January 2, 2002.

On May 14, 2002, as a result of transactions between the Reporting Person and certain stockholders of UGC Holdings, the Reporting Person acquired all of the outstanding common stock of UGC Holdings that it did not already hold in exchange for the issuance of 600,000 shares of Class A common stock of the

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CUSIP NO.: 913247 50 8               13D                       Page 5 of 8 Pages


Reporting Person. As a result of the acquisition, the Reporting Person became the beneficial owner of all of the securities of the Issuer beneficially held by UGC Holdings.


On December 12, 2002, the Reporting Person agreed to acquire 2,400 Preference A Shares and, to the extent not prohibited by Dutch law, a Warrant to purchase 1,165,342 Ordinary Shares A of the Issuer. The parties are completing documentation and expect the purchase to occur shortly. The consideration for the Preference Shares and Warrant to be acquired is 482,217 shares of Class A Common Stock of the Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION.

The Issuer is the Reporting Person's largest operating subsidiary. The Reporting Person currently holds the Exchangeable Loan, Warrants, Preference Shares and Priority Shares (and the Ordinary Shares A underlying the Exchangeable Loan, Warrants and Preference Shares) for investment purposes. The Reporting Person may determine to change its investment intent with respect to the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects and the market price of the Issuer's securities. The Reporting Person may acquire additional ordinary shares A, Preference Shares or Warrants of the Issuer or any other securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Person reserves its right to dispose of all or a portion of its interest in the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

Other than the capital restructuring and other transactions described in, and incorporated by reference from, the Reporting Person's Forms 8-K filed with the Commission on September 30 and December 3, 2002, the Reporting Person does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

CUSIP NO.: 913247 50 8               13D                       Page 6 of 8 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 374,748,812 Ordinary Shares A, which includes (a) 118,362,351 Ordinary Shares A Stock the Reporting Person would acquire upon conversion of the Exchangeable Loan, (b) 9,088,169 Ordinary Shares A issuable upon conversion of 2,400 shares of the Preference Shares, (c) 1,165,342 Ordinary Shares A issuable upon exercise of a Warrant, and (d) the following securities beneficially owned by the Reporting Person's wholly owned subsidiary, UGC Holdings, Inc.("UGC Holdings"): (i) 235,452,209 Ordinary Shares A,
          (ii) 1,213,898 Ordinary Shares A issuable upon exercise of a Warrant held by UGC Holdings, and (iii) 9,466,843 Ordinary Shares A issuable upon conversion of Preference Shares.

          The number of shares listed in the paragraph above assumes the conversion of the Exchangeable Loan and Preference Shares on December 1, 2002. The number of shares that may be acquired upon conversion of the Exchangeable Loan increases based on the accreted value of the original purchase price at the rate of 6% per annum divided by euro8.00. The Exchangeable Loan is convertible at any time. The number of shares that may be acquired upon the conversion of the Preference Shares increase based on the accreted value of the original purchase price at the rate of 8% per annum divided by the conversion rate. The Preference Shares are convertible at any time.

          In addition, UGC Holdings owns all the outstanding Priority Shares of the Issuer, which have certain rights. Such rights include (i) the right to approve issuance of the Issuer's shares; (ii) the right to approve the exclusion or restriction of preemptive rights of existing Issuer shareholders; (iii) the right to nominate persons for election on the Issuer's Management and Supervisory Boards; (iv) the right to approve certain decisions of the Issuer's Board of Management; (v) the right to propose amendments to the Issuer's Articles of Association; and (vi) the right to propose merger, split-up or dissolution of the Issuer.

     (b) Assuming the exercise of the Warrants and conversion of the Exchangeable Loan and the Preference Shares, the Reporting Person has sole power to vote or to direct the vote of 374,748,812 Ordinary Shares A and the sole power to dispose or to direct the disposition of said shares.

     (c) Except for the transactions described in Item 3 above, the Reporting Person has not executed any other transaction in any class of the Issuer's common stock during the past 60 days.

     (d)  Not Applicable

     (e)  Not Applicable

CUSIP NO.: 913247 50 8               13D                       Page 7 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Restructuring Agreement, dated September 30, 2002, among the Issuer, New UPC, Inc., the Reporting Person, UGC Holdings, United Europe, Inc., United UPC Bonds, LLC, and certain holders of notes of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.   Information with respect to Item 4 above is incorporated by reference from
     (a) the Reporting Person's Form 8-K dated September 30, 2002 (File No. 000-49658), and the Exhibits attached thereto or incorporated by reference into such 8-K from the Issuer's Form 8-K dated September 30, 2002 (File No. 000-25365), and (b) the Reporting Person's Forms 8-K and 8-K/A dated December 3, 2002 (file No. 000-496858) and the Exhibits attached thereto or incorporated by reference into such 8-K from the Issuer's Forms 8-K and 8-K/A dated December 3, 2002 (File No. 000-25365).

2. Agreement dated December 12, 2002 between the Reporting Person and Capital Research and Management Company.

CUSIP NO.: 913247 50 8               13D                       Page 8 of 8 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, each of the following persons certify that the information set forth in this statement is true, complete and correct.


                                            UNITEDGLOBALCOM, INC.



Dated:  December 18, 2002                   By: /s/  Ellen P. Spangler
                                                --------------------------------
                                                     Ellen P. Spangler
                                                     Senior Vice President